Exhibit 21

SUBSIDIARIES OF GENEREX BIOTECHNOLOGY CORPORATION

Name	Place of Incorporation

Generex Pharmaceuticals, Inc.	Ontario, Canada

Generex (Bermuda), Inc.	Bermuda

Antigen Express, Inc.	Delaware, USA

Generex Pharmaceuticals (USA) LLC.	North Carolina, USA

All subsidiaries are 100% owned.

All subsidiaries conduct business only under their respective corporate names.